

December 9, 2010

<u>Via Mail and Facsimile 011 31 10 436 24 53</u>

G.S. van der Baan
Managing Director
The Van Herk Group
Lichtenauerlaan 30
Postbus 4068
3006 AB Rotterdam
The Netherlands

     Re: Crucell N.V.

Dear Mr. van der Baan:

     I am an attorney in the Office of Mergers and Acquisitions in the Division of Corporation Finance at the United States Securities and Exchange Commission (Commission). In the course of our Office's review of the disclosure documents and associated press reports concerning the tender offer by Johnson & Johnson for Crucell N.V., it has come to our attention that the Van Herk Group owns about 10% of Crucell's ordinary shares.

     As you know, Crucell's shares trade in American depositary share form on the Nasdaq Global Market Select and as such, are registered with the Commission under the Securities Exchange Act of 1934 (Exchange Act). Because of this registration, any person or entity that owns greater than 5 percent of Crucell's ordinary shares may be required to file a beneficial ownership report with the Commission (through our electronic filing system known as EDGAR) on Schedule 13G or 13D. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G. However, we are unable to locate any beneficial ownership reports filed with the Commission by the Van Herk Group with respect to its ownership stake in Crucell.

     We also note press reports and disclosure in the parties' filings that you have requested that Crucell convene an extraordinary meeting of shareholders, at which you intend to express your views with respect to the Johnson & Johnson tender offer. From press reports, we understand that you have already expressed the view that the offer is inadequate and may intend to further explain that position at the extraordinary shareholders meeting. We direct your attention to the requirements of Rule 14d-9(e) in Regulation 14D, which may require you to file with the Commission and disseminate to holders of Crucell's ordinary shares a Schedule 14D-9 with respect to the Johnson & Johnson offer.

We would welcome the opportunity to discuss these matters further with you or your attorneys. Please contact me at your earliest convenience at (202) 551-3263 or at chalkt@sec.gov. Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to this letter or other communications.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions